Contact

www.linkedin.com/in/harmroz
(LinkedIn)

Top Skills

Writing
Public Speaking
Critical Thinking

Harmon Rozycki

Chief Operating Officer at Boba POPS
Greater Pittsburgh Region

Summary

I am a graduate from Wake Forest University with a Bachelor of Science degree in Mathematical Economics. I am social, dedicated, and passionate about learning and making a difference in the world around me.

Experience

Boba POPS

4 years 9 months

Chief Operating Officer
September 2025 - Present (8 months)
Greater Pittsburgh Region

Chief Marketing Officer
July 2023 - September 2025 (2 years 3 months)
Greater Pittsburgh Region

Business Analyst
August 2021 - July 2023 (2 years)

Education

Wake Forest University

Bachelor of Science - BS, Mathematical Economics · (2018 - 2021)